Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Regal Entertainment Group:

We consent to the incorporation by reference in the registration statement (No. 333-206656) on Form S-3 of Regal Entertainment Group of our report dated March 1, 2018, with respect to the consolidated balance sheets of Regal Entertainment Group and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, deficit, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 10‑K of Regal Entertainment Group.

/s/ KPMG LLP

Knoxville, Tennessee
March 1, 2018